March 17, 2025

Yang Hu
Chief Financial Officer
Yalla Group Limited
#234, Building 16
Dubai Internet City
PO BOX 501913
Dubai, United Arab Emirates

       Re: Yalla Group Limited
           Form 20-F for the Period Ended December 31, 2023
           Response filed February 27, 2025
           File No. 001-39552
Dear Yang Hu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology